Seward & Kissel LLP

901 K Street, N.W.

Suite 800

Washington, DC 20001

Telephone: (202) 737-8833

Facsimile: (202) 737-5184

February 13, 2024

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	North Square Investments Trust

- Fort Pitt Capital Total Return Fund

File Nos. 333-226989 and 811-23373

Dear Sir or Madam:

Pursuant to Rule 485(a) under the Securities Act of 1933, we are filing Post-Effective Amendment No. 29 under the Securities Act of 1933 and Amendment No. 31 under the Investment Company Act of 1940 to the Registration Statement on Form N-1A of the North Square Investments Trust (the “Registrant”). We are making this filing to register a new series of the Registrant, the Fort Pitt Capital Total Return Fund.

Please direct any comments or questions to Robert M. Kurucza at (202) 661-7195.

Sincerely,

/s/ Robert M. Kurucza

Robert M. Kurucza

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